UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 000-50351
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Genesis HealthCare Corporation 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Genesis HealthCare Corporation
101 East State Street
Kennett Square, PA 19348
(610) 444-6350
Genesis HealthCare Corporation 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits.
The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3: Not applicable under ERISA filing.
Item 4: Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits, for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006	12

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Pension Committee and the Participants
Genesis HealthCare Corporation 401(K) Plan:
We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2007

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$228,977,336	192,495,701
Employer matching receivable	5,518,209	4,455,740
Employee contribution receivable	1,039,232	1,191,424
Loans to participants	7,761,468	6,670,134

Total assets at fair value	243,296,245	204,812,999

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	337,339	355,592

Net assets available for benefits	$243,633,584	205,168,591

See accompanying notes to financial statements.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Contributions:
Employees	$28,057,675	24,062,356
Employer	5,611,280	4,448,739
Rollovers	1,100,765	815,197
Net appreciation in fair value of investments	15,904,025	7,731,651
Interest income and dividends	9,201,822	6,148,866
Transfers from affiliated plans	268,006	109,282

Total additions	60,143,573	43,316,091

Deductions:
Benefit payments	18,841,294	18,235,856
Administrative fees	1,312,139	1,016,221
Transfers to affiliated plans	1,525,147	1,644,170

Total deductions	21,678,580	20,896,247

Net increase	38,464,993	22,419,844

Net assets:
Beginning of period	205,168,591	182,748,747

End of period	$243,633,584	205,168,591

See accompanying notes to financial statements.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is for the benefit of all employees of Genesis HealthCare Corporation (the Company) who complete 60 days during which they have been credited with at least 500 hours of service in their first six months, or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan provides for automatic enrollment of new qualified employees with an initial contribution rate of 2%. The Plan was adopted on December 1, 2003, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

The Plan trustee is Wachovia Bank N.A. (see also note 8 – Party-in-Interest Transactions).

(b)	Contributions

Eligible employees may make a voluntary, tax-deferred annual contribution of up to $15,000 and $14,000 to the Plan for the years ended December 31, 2006 and 2005, respectively. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2006 and 2005, the catch-up contribution limitation was $5,000 and $4,000, respectively.

Each plan year, the board of directors of the Company may fix the proportionate matching contribution at any level, and intends to announce the level of such contributions in advance of each plan year. For the 2006 plan year, the board approved matching contributions of $5,518,209 on behalf of each participant representing 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees’ and 1% of highly compensated employees’ annual salary. For the 2005 plan year, the board approved matching contributions of $4,455,740 on behalf of each participant representing 50% of the individual’s contribution to the Plan, limited to 1.5% for non-highly compensated employees’ and 1% of highly compensated employees’ annual salary.

The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company’s board of directors. The Company did not elect to make any profit-sharing contributions for the years ended December 31, 2006 and 2005.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
In order for a participant to share in the employer’s matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an “active participant”:
(a)	Remained employed on the last day of the plan year;

(b)	retired;

(c)	died; or

(d)	became disabled.
In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

(c)	Forfeitures

Forfeitures of non-vested Company contributions are used to offset such future contributions.

(d)	Participant Accounts

Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants’ vested interest in their employer matching contributions and employer profit-sharing contributions is as follows:

With regard to employer contributions made to a predecessor plan or the Plan for years after December 31, 2001:

Participant’s
Participant’s	vested
years of vesting service	percentage
Less than 2 years of vesting service	None
2 years of vesting, but fewer than 3	20%
3 years of vesting, but fewer than 4	40%
4 years of vesting, but fewer than 5	60%
5 years of vesting, but fewer than 6	80%
6 years or more	100%
The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(e)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant’s designated beneficiary.

(f)	Investment Income

Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants’ accounts based on the terms of the Plan.

(g)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans barring eligibility restrictions of those plans.
(2)	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
(a)	Administrative Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

(b)	Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Certain of the underlying investments of the common funds and mutual funds are in guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. Synthetic GICs are portfolios of securities owned by the respective funds with wrap contracts that guarantee a fixed or variable rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2006 and 2005, the common stock fund held shares of common stock of Genesis HealthCare Corporation (Company common stock) and a money market or cash account. The shares of Company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2006 and 2005 was $139,676 and $96,588, respectively.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Investments

All investments are as directed by Plan participants. A participant may direct contributions in any of the investment options, excluding those funds designated as Advice Track, in increments of 1%. Participants have the option to direct their investments to the Advice Track product whereby the Trustee manages the mix of investments on the participants’ behalf via those funds designated as Advice Track investments.

The following presents the investment balances at fair value at December 31, 2006 and 2005:

	December 31,
	2006	2005
American Century Small Company Fund for Advice Track	$300,364	345,288
American Century Small Company Fund/ADV	4,470,227	3,943,339
American Funds Growth Fund of America *	41,615,248	37,943,466
Alger Small Cap Growth Fund	57,261	45,808
Blackrock Large Cap Value Fund	4,492,686	2,656,114
Dreyfus Mid Cap Index Fund	9,599,178	8,345,593
Evergreen Emerging Market Growth Fund I for Advice Track	—	234,364
Evergreen International Bond Fund I for Advice Track	586,427	610,665
Evergreen International Equity Fund I for Advice Track	1,121,967	1,079,524
Evergreen Strategic Growth Fund I for Advice Track	1,556,773	1,726,336
Federated Capital Preservation Fund * +	33,335,078	31,185,448
Harbor Small Cap Value Fund for Advice Track	—	107,097
Lazard Emerging Markets Institutional Fund for Advice Track	211,852	5,605
Pimco High Yield Fund I for Advice Track	1,886,457	1,015,079
Pimco Real Return Fund	1,562,768	—
T. Rowe Price Equity Income Fund for Advice Track	2,778,510	2,452,141
T. Rowe Price Real Estate	176,479	—
Templeton Growth Fund *	32,504,238	26,898,807
The Boston Company Small Cap Value Fund	237,216	—
Thornburg International Value Fund	2,625,931	441,987
Vanguard Wellington Fund *	45,231,618	35,286,029
Wachovia Diversified Bond Group Trust Fund for Advice Track	3,200,494	2,460,852
Wachovia Diversified Bond Group Trust Fund *	18,315,675	17,088,880
Wachovia Enhanced Stock Market Fund for Advice Track	746,847	843,054
Wachovia Enhanced Stock Market Fund *	19,117,811	15,808,955
Wachovia Stable Investment Fund for Advice Track ++	688,203	63,846
Genesis HealthCare Corporation Stock Fund	2,558,028	1,907,424

	$228,977,336	192,495,701

*	Represents 5% or more of the Plan’s net assets.

+	Represents fair value. Contract value is $33,668,047 and $31,541,040 at December 31, 2006 and 2005, respectively.

++	Represents fair value. Contract value is $692,573 and $63,846 at December 31, 2006 and 2005, respectively.

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $15,904,025 and $7,731,651, respectively, as follows:

	2006	2005
Mutual Funds	$11,597,714	6,180,742
Common Funds	3,820,979	1,477,277
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	485,332	27,611
NeighborCare Stock Fund	—	46,021

	$15,904,025	7,731,651

(4)	Forfeitures

The employer contributions for the 2006 and 2005 plan years were made subsequent to Plan year-end, and were offset by non-vested forfeiture accounts. As of December 31, 2006 and 2005, forfeiture accounts used for the reduction of such employer contributions were $226,744 and $261,740 respectively.

(5)	Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts credited to their account under the Plan.

(7)	Loan Fund

Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan. Interest rates range from 4.00% to 9.53% as of December 31, 2006.

(8)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Artisan Small Cap Fund for Advice Track, the Alger Small Cap Growth Fund for Advice Track, The Boston Company Small

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Cap Value Fund for Advice Track, the Evergreen Emerging Markets Growth Fund I for Advice Track, the Evergreen International Bond Fund I for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund I for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Lazard Emerging Markets Institutional Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the Pimco Real Return Fund for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the T. Rowe Price Real Estate Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in the Genesis HealthCare Corporation Stock Fund invest in shares of the Plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $1,195,007 and $942,028 of administrative fees for Wachovia’s trustee and record-keeping services in 2006 and 2005, respectively, which are included in administrative fees in the statements of changes in net assets available for benefits. Of these fees, $693,281 and $509,424 in 2006 and 2005, respectively, are funded through payments from mutual funds managed by companies that are not considered parties-in-interest. These receipts are reflected as interest income and dividends in the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2006 and 2005 from the financial statements to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$243,633,584	205,168,591
Less employer and participant receivables	(6,557,441)	(5,647,164)

Net assets available for benefits per the Form 5500	$237,076,143	199,521,427

The following is a reconciliation of contributions for the years ended December 31, 2006 and 2005 from the financial statements to the Form 5500:

	2006	2005
Employee and employer contributions per the financial statements	$33,668,955	28,511,095
Less increase in employer and participant receivables	(910,277)	(1,050,181)

Employee and employer contributions per the Form 5500	$32,758,678	27,460,914

(10)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities,

GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2006 and 2005
it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(11)	Plan Amendments

As of December 2006, the Plan adopted the final 401(k) amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The EGTRRA provided that certain disqualifying provisions of the Plan were to be amended, and that remedial amendment period was extended to not end before the end of the Plan year ended December 31, 2005. Additionally, the Plan adopted the expanded safe-harbor reasons for hardship disbursements released by the Internal Revenue Service which now include the funeral expenses of parent, spouse or child or other dependents, and certain approved expenses related to necessary repairs to a participant’s primary residence.

(12)	Subsequent Event

The Company announced on May 30, 2007 that its shareholders had approved a buyout offer of $69.35 per share from Formation Capital LLC and JER Partners. That transaction is expected to close in July 2007 and will not have a significant impact to the Plan other than that the Company Stock Fund will no longer be an investment option for participants.

Schedule 1
GENESIS HEALTHCARE CORPORATION
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Shares or
Description	face amount	Fair value
Funds:
American Century Small Company Fund for Advice Track*	22,947	$300,364
American Century Small Company Fund/ADV	457,078	4,470,227
American Funds Growth Fund of America	1,282,442	41,615,248
Alger Small Cap Growth Fund for Advice Track*	4,998	57,261
Blackrock Large Cap Value Fund	237,708	4,492,686
Dreyfus Mid Cap Index Fund	328,177	9,599,178
Evergreen International Bond Fund I for Advice Track*	50,166	586,427
Evergreen International Equity Fund I for Advice Track*	54,930	1,121,967
Evergreen Strategic Growth Fund I for Advice Track*	119,629	1,556,773
Federated Capital Preservation Fund +	2,622,163	33,335,078
Lazard Emerging Markets Institutional Fund for Advice Track*	16,090	211,852
Pimco High Yield Fund I for Advice Track*	145,477	1,886,457
Pimco Real Return Fund for Advice Track*	158,154	1,562,768
T. Rowe Price Equity Income Fund for Advice Track*	177,059	2,778,510
T. Rowe Price Real Estate for Advice Track*	15,740	176,479
Templeton Growth Fund	1,266,728	32,504,238
The Boston Company Small Cap Value Fund for Advice Track*	20,875	237,216
Thornburg International Value Fund	92,203	2,625,931
Vanguard Wellington Fund	1,394,757	45,231,618
Wachovia Diversified Bond Group Trust Fund for Advice Track*	289,908	3,200,494
Wachovia Diversified Bond Group Trust Fund*	436,029	18,315,675
Wachovia Enhanced Stock Market Fund for Advice Track*	49,425	746,847
Wachovia Enhanced Stock Market Fund*	192,492	19,117,811
Wachovia Stable Investment Fund for Advice Track* ++	62,603	688,203

Stock Fund:
Genesis HealthCare Corporation Stock Fund *	123,838	2,558,028

Total marketable investments at fair value		228,977,336

Loans to participants (interest rates range from 4.00% to 9.53%)*		7,761,468

Total investments		$236,738,804

*	Represents a party-in-interest.

+	Represents fair value. Contract value at December 31, 2006 is $33,668,047.

++	Represents fair value. Contract value at December 31, 2006 is $692,573.

See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.
GENESIS HEALTHCARE CORPORATION 401(k) PLAN
(Name of Plan)
Date: June 29, 2007

By:	/s/ Arthur T. Locilento, Jr.
Arthur T. Locilento, Jr., Sr. Vice President, Human Development Genesis HealthCare Corporation

EXHIBIT INDEX

Item

23	Consent of Independent Registered Public Accounting Firm